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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C

Information Statement pursuant to Section 14(c)
of the Securities Exchange Act of 1934


Check the appropriate box:
☒ Preliminary Information Statement
☐ Confidential, for use of the Commission only (as permitted by Rule 14c-5(d)(2))
☐ Definitive Information Statement


BLINK LOGIC INC.

(Name of Registrant as Specified in its Charter)


Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

     (1) Title of each class of securities to which transaction applies:
     (2) Aggregate number of securities to which transaction applies:
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
     (4) Proposed maximum aggregate value of securities:
     (5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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     (2) Form, Schedule or Registration Statement No.:
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BLINK LOGIC INC.
750 Lindaro Street, Suite 350
San Rafael, CA 94901

NOTICE OF ACTION BY
WRITTEN CONSENT OF STOCKHOLDERS

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

To our Stockholders:

This Information Statement is furnished by the Board of Directors of Blink Logic Inc., a Nevada corporation (the "Company"), to holders of record of the Company's common stock, $.001 par value per share, at the close of business on *, 2008, pursuant to Rule 14c-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The purpose of this Information Statement is to inform the Company's stockholders of action taken by the written consent of the holders of a majority of the Company's voting stock, dated as of November 14, 2008. This Information Statement shall be considered the notice required under the Nevada Revised Statutes.

The action taken by the Company's stockholders will not become effective until at least 20 days after the mailing of this Information Statement.

THIS IS NOT A NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS AND NO STOCKHOLDER MEETING WILL BE HELD TO CONSIDER ANY MATTER WHICH WILL BE DESCRIBED HEREIN.

San Rafael, CA
Date: *, 2008

By order of the Board of Directors:

/s/Edward Munden
Chairman

BLINK LOGIC INC.
750 Lindaro Street, Suite 350
San Rafael, CA 94901

INFORMATION STATEMENT

Introductory Statement

NOTICE OF ACTION TO BE TAKEN PURSUANT TO THE WRITTEN CONSENT OF MAJORITY STOCKHOLDERS IN LIEU OF A SPECIAL MEETING OF THE STOCKHOLDERS, DATED NOVEMBER 14, 2008

Blink Logic Inc. (the "Company") is a Nevada corporation with its principal executive offices located at 750 Lindaro Street, Suite 350, San Rafael, California 94901. The Company's telephone number is (415) 721-0452. This Information Statement is being sent to the Company's stockholders by the Board of Directors to notify them about action that the holders of a majority of the Company's outstanding voting capital stock have taken by written consent, in lieu of a special meeting of the stockholders. The action was taken on November 14, 2008, and will not become effective until at least 20 days after the mailing of this Information Statement.

Copies of this Information Statement are being mailed on or before *, 2008 to the holders of record on *, 2008 ("Record Date") of the outstanding shares of the Company's common stock.

General Information

The following action will be taken pursuant to the written consent of a majority of the holders of the Company's voting capital stock, on November 14, 2008, in lieu of a special meeting of the stockholders:

1. The filing of an amendment to the Company's Articles of Incorporation to increase the Company's authorized shares of common stock from 42,857,143 shares, par value $0.001 to 500,000,000 shares, par value $0.001;
2. The approval and ratification of the adoption of the Blink Logic 2008 Incentive Stock Plan;
3. To elect two directors to serve subject to the provisions of the By-laws, until the next Annual Meeting of Shareholders and until their respective successors have been duly elected and qualified; and
4. To ratify the selection of KPMG LLP as the Company's independent auditor for the year ended December 31, 2009.

Pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, as amended, the action will not be adopted until a date at least 20 days after the date on which this Information Statement has been mailed to the stockholders. The Company anticipates that the actions contemplated herein will be effected on or about the close of business on December *, 2008.

The Company has asked brokers and other custodians, nominees and fiduciaries to forward this Information Statement to the beneficial owners of the Common Stock held of record by such persons and will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company's authorized capital consists of 42,857,143 shares of common stock, par value $.001 per share. As of November 25, 2008, there were 6,997,501 shares of common stock outstanding.

Holders of the Company's common stock are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. The common stock does not have cumulative voting rights.

Because stockholders holding at least a majority of the voting rights of all outstanding shares of capital stock have voted in favor of the foregoing proposals by resolution dated November 14, 2008; and having sufficient voting power to approve such proposals through their ownership of capital stock, no other stockholder consents will be solicited in connection with this Information Statement.

The following shareholders (holding the indicated number of shares) voted in favor of the proposals:

Name	Class and Number of Shares	Number of Votes	% of Total Vote*
Dean Delis	Common Stock, 652,473	652,473	9.32%
Salzwedel Financial Communications, Inc.	Common Stock, 552,400	552,400	7.89%
Nexxt Capital Corp.	Common Stock, 534,016	534,016	7.63%
Enable Growth Partners LP	Common Stock, 465,469	465,469	6.65%
Kenneth A. Lipson	Common Stock, 322,510	322,510	4.61%
Synergistic Affiliates Inc.	Common Stock, 288,213	288,213	4.12%
Paragon Technologies Ltd.	Common Stock, 214,287	214,287	3.06%
VMX Group Ltd.	Common Stock, 136,867	136,867	1.96%
G C Payne Inc.	Common Stock, 115,594	115,594	1.65%
Marchwind Capital Management Corporation	Common Stock, 112,976	112,976	1.61%
Capital House Corporation	Common Stock, 86,997	86,997	1.24%
Whitehaven Capital Inc.	Common Stock, 81,431	81,431	1.16%
Total		3,563,233	50.9%

*Calculated based up the total votes represented by the outstanding shares of common stock of 6,997,501.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of November 25, 2008. The information in this table provides the ownership information for: each person known by us to be the beneficial owner of more than 5% of our common stock; each of our directors; each of our executive officers; and our executive officers and directors as a group.

Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them.

Name and Address of Beneficial Owner	Common Stock Beneficially Owned (1)	Percentage of Common Stock
Edward Munden 30 Metcalfe Street, Suite 620 Ottawa, Ontario, K1P 5L4	921,659(2,4)	12.50%
David Morris 955 Via Casitas Greenbrae, CA 94094	965,004(2,3,6)	12.23%
Larry Bruce 75 Stinson Avenue Nepean, Ontario K2H 6N6	435,090(3,5)	5.91%
Dean Delis 2929 Campus, Suite 175 San Mateo, CA 94403	652,473	9.32%
Salzwedel Financial Communications, Inc. 1800 SW Blankenship Road, Suite 275 West Linn, OR 97068	552,400	7.89%
Enable Capital Management, LLC One Ferry Building, Suite 255 San Francisco, CA 94111	472,207(7)	6.75%
All Directors and Executive Officers as a Group (3 persons)	2,321,753	26.89%

(1) Applicable percentage ownership is based on 6,997,501 shares of common stock outstanding as of November 25, 2008, together with securities exercisable or convertible into shares of common stock within 60 days of November 25, 2008 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of November 25, 2008 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Director.

(3) Executive Officer

(4) Includes 13,472 shares of common stock held by spouse and 534,016 shares of common stock held by Nexxt Capital Corp., a corporation controlled by Mr. Munden. Nexxt Capital Corp. also holds 374,171 warrants to purchase common stock with exercise prices ranging from $1.05 to $3.57 per share and expiry dates up to September 30, 2011.

(5) Includes 30,802 shares of common stock, 370,002 stock options and warrants to purchase common stock and 34,286 shares of common stock held by family members. The stock options and warrants have exercise prices ranging from C$1.05 to $2.10 and expiry dates up to July 31, 2013. Mr. Bruce holds an additional 11,429 options to purchase common stock at an exercise price of $1.75 per share that vest on January 31, 2009 and expire on January 31, 2013.

(6) Includes 72,143 shares of common stock and 892,861 warrants with exercise prices ranging from $0.70 per share to $2.10 per share and expiry dates up to October 31, 2011.

(7) Mitchell S. Levine is managing member and majority owner of Enable Capital Management, LLC ("Enable"). Enable is the general partner of Enable Growth Partners LP (holds 465,469 shares of common stock of the Company), Enable Opportunity Partners LP (holds 4,822 shares of common stock of the Company) and Pierce Diversified Strategy Master Fund LLC (holds 1,916 shares of common stock of the Company).

ACTION 1

TO AUTHORIZE THE FILING OF AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF THE COMPANY FROM 42,857,143 SHARES TO 500,000,000 SHARES

The Company proposes to authorize the Company's Board of Directors to increase the authorized Common Stock of the Company by an amendment to the Company's Articles of Incorporation. The approval of the Amendment will increase the Company's authorized shares of Common Stock to 500,000,000. The Company currently has authorized (i) Common Stock of 42,857,143 shares and 6,997,501 shares of Common Stock are issued and outstanding as of the Record Date. The creation of additional shares of authorized Common Stock will not alter the current number of issued shares. The relative rights and limitations of the shares of Common Stock will remain unchanged under this amendment.

The terms of the additional shares of Common Stock will be identical to those of the currently outstanding shares of Common Stock. However, because holders of Common Stock do not have any preemptive or similar rights to subscribe for or purchase any additional shares of Common Stock that may be issued in the future, the issuance of additional shares of Common Stock may, depending on the circumstances, have a dilutive effect on the earnings per share, voting power and other interests of the existing shareholders in the total outstanding shares of Common Stock.

As of the Record Date, a total of 42,857,143 shares of the Company's Common Stock are currently authorized and 6,997,501 shares of Common Stock are issued and outstanding. The increase in the number of authorized but unissued shares of Common Stock would enable the Company, without further shareholder approval, to issue shares to holders of the October Debenture and the October Warrant (as such terms are defined below) upon the conversion of their respective notes and/or exercise of their respective warrants. In addition, it would enable the Company to issue shares without further shareholder approval from time to time, as may be required, for other proper business purposes, such as raising additional capital for ongoing operations, business and asset acquisitions, stock splits and dividends, present and future employee benefit programs and other corporate purposes.

The proposed increase in the authorized number of shares of Common Stock could have a number of effects on the Company's shareholders depending upon the exact nature and circumstances of any actual issuances of authorized but unissued shares. The increase could have an anti-takeover effect, in that additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of the Company more difficult. For example, additional shares could be issued by the Company so as to dilute the stock ownership or voting rights of persons seeking to obtain control of the Company. Similarly, the issuance of additional shares to certain persons allied with the Company's management could have the effect of making it more difficult to remove the Company's current management by diluting the stock ownership or voting rights of persons seeking to cause such removal. Except as further discussed herein, the Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, and this proposal is not being presented with the intent that it be utilized as a type of anti-takeover device.

Except as described below, there are currently no plans, arrangements, commitments or understandings for the issuance of the additional shares of common stock which are proposed to be authorized:

October 2008 Private Placement

To obtain funding for its ongoing operations, the Company entered into a securities purchase agreement (the "Purchase Agreement"), pursuant to which it issued and sold a $1,666,500 original issue discount senior secured debenture due October 31, 2010 (the "October Debenture") to an accredited investor (the "Purchaser") in a private placement. After deducting the expenses of the private placement the Company received net proceeds of approximately $1,457,500. The proceeds from the private placement were to be used for working capital purposes. As of November 25, 2008, approximately $410,700 of the proceeds has been used for such purposes. Pursuant to the Purchase Agreement, the Purchaser also received a warrant to purchase up to 6,249,375 shares of the Company's common stock (the "October Warrant").

Pursuant to the Purchase Agreement, the Company agreed to hold a special meeting of shareholders or obtain a written consent of shareholders holding in excess of a majority of the Company's issued and outstanding shares of common stock for the purpose of obtaining shareholder approval of the filing of an amendment to the Company's Articles of Incorporation that increases the number of authorized shares of common stock of the Company from 42,857,143 to 500,000,000 (the "Authorized Share Approval") within 120 days following the closing date. In the event that the Company does not obtain the Authorized Share Approval at the first meeting, it is required to call a meeting every 30 days to seek the Authorized Share Approval until the Authorized Share Approval is obtained or the October Debenture or the October Warrant are no longer outstanding. In addition, as of the closing date of the October private placement, the Company was required to obtain agreements from shareholders holding an aggregate of at least 40% of its issued and outstanding common stock to vote in favor of the Authorized Share Approval. As of the closing, the Company obtained agreements from shareholders holding an aggregate of 46.3% of its common stock to vote in favor of the Authorized Share Approval. On November 14, 2008, the Company obtained the written consent for the Authorized Share Approval of the shareholders holding a majority of the Company's voting stock.

In addition, pursuant to the Purchase Agreement, the Company executed a security agreement pursuant to which it granted a security interest and lien on all of its assets (the "Security Agreement"). Pursuant to the Security Agreement, the lien will terminate when the October Debenture and all amounts due in connection with the October Debenture are satisfied and all other obligations have been paid, discharged or satisfied in full. The Company's wholly-owed subsidiary, Blink Logic Corp. also entered into a guarantee agreement pursuant to which it guaranteed the obligations of the Company pursuant to the Purchase Agreement and the documents entered into in connection therewith. In addition, as a condition to completing the private placement, certain previous investors of the Company (the "Prior Purchasers") entered into an agreement with the Company (the "Waiver and Consent Agreement"), pursuant to which the Prior Purchasers consented to the private placement and agreed to waive certain rights, including but not limited to: their right to participate in future financings. As an additional condition to completing the private placement, the certain existing creditors of the Company (the "Existing Creditors") entered into an agreement with the Company (the "Intercreditor Agreement"), pursuant to which the Existing Creditors agreed, among other things, that the amounts owed under the October Debenture shall rank senior to amounts owed to the Existing Creditors and any sums currently owing to the Existing Creditors shall rank pari passu with each other.

The Original Issue Discount Senior Secured Debenture

The October Debenture is due on October 31, 2010. The initial conversion price (the "Conversion Price") of the October Debenture is $0.20 per share. If the Company issues common stock at a price that is less than the effective conversion price, or common stock equivalents with an exercise or conversion price less than the then effective conversion price, the conversion price will be reduced to such price.

The October Debenture contains certain covenants by the Company, including that it will not:

- incur any new indebtedness other than lease obligation or purchase money indebtedness of up to $100,000 and up to $2,500,000 of additional non-equity linked indebtedness
- incur any liens other than liens for taxes and other governmental charges, liens incurred in the ordinary course of business or liens associated with permitted indebtedness ;
- other than the amendment proposed hereby, the Company shall not amend its charter documents in any manner that materially and adversely affects rights of the holder;
- repay, repurchase or offer to repay or repurchase more than a de minimis number of shares of its common stock;
- repay, repurchase or offer to repay or repurchase any indebtedness other than regularly scheduled principal and interest payments; and
- not pay cash dividends.

Events of Default under the October Debenture include but are not limited to the following:

- if the Company does not pay the principal amount due on the October Debenture or any liquidated damages and any other amounts owing on the October Debenture when they are due;
- if the Company fails to observe or perform any covenant under the October Debenture;
- if the Company or a significant subsidiary files for bankruptcy;
- if the Company is a party to a change of control transaction or if it disposes of in excess of 33% of its assets;
- if the Company's common stock is not eligible for listing or quotation for trading on a trading market and shall not be eligible to resume listing or quotation for trading thereon within five trading days; and

- if any monetary judgment is entered against the Company in excess of $250,000;

If an event of default occurs, the outstanding principal amount of the October Debenture, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder's election, immediately due and payable in cash at the Mandatory Default Amount (as defined below). Commencing five days after the occurrence of any event of default that results in the eventual acceleration of the October Debenture, the interest rate on shall accrue at a rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.

The Mandatory Default Amount is the sum of (i) the greater of (A) 130% of the outstanding principal amount of the October Debenture, or (B) the outstanding principal amount of the October Debenture divided by the conversion price on the date the Mandatory Default Amount is either (a) demanded (if demand or notice is required to create an event of default) or otherwise due or (b) paid in full, whichever has a lower conversion price, multiplied by the VWAP on the date the Mandatory Default Amount is either (x) demanded or otherwise due or (y) paid in full, whichever has a higher VWAP, and (ii) all other amounts, costs, expenses and liquidated damages due in respect of the October Debenture.

October Warrant

The October Warrant has an exercise price of $0.20 per share and expires on October 31, 2013. The Purchaser may, following the then-applicable holding period required by Rule 144, exercise the October Warrant on a cashless basis if the shares of common stock underlying the October Warrant are not then registered pursuant to an effective registration statement. In the event the Purchaser exercises the October Warrant on a cashless basis, then the Company will not receive any proceeds. In addition, if the Company issues common stock at a price that is less than the effective exercise price, or common stock equivalents with an exercise or conversion price less than the then effective exercise price, the exercise price will be reduced to such price.

The Purchaser has agreed to restrict their ability to convert the October Debenture or exercise the October Warrant, such that the number of shares of the Company's common stock beneficially owned by them after such conversion or exercised does not exceed 4.99% (the "Beneficial Ownership Limitation"). The holders, upon 61 days written notice to the Company, may increase the Beneficial Ownership Limitation provided that it does not exceed 9.99% of the Company's common stock.

ACTION 2
ADOPTION OF THE BLINK LOGIC 2008 INCENTIVE STOCK PLAN

On November 14, 2008, the Company's Board of Directors adopted the Blink Logic 2008 Incentive Stock Plan (the "2008 Incentive Stock Plan."). To date, the Company has not issued any shares of its common stock or granted any options to purchase shares of its common stock under the 2008 Incentive Stock Plan. The Company's Board of Directors believes in order to attract and retain the services of executives and other key employees, it is necessary for us to have the ability and flexibility to provide a compensation package which compares favorably with those offered by other companies and accordingly, voted unanimously to adopt the 2008 Incentive Stock Plan.

Set forth below is a summary of the 2008 Incentive Stock Plan, but this summary is qualified in its entirety by reference to the full text of the 2008 Incentive Stock Plan, a copy of which is included as Appendix B to this information statement.

Description of the 2008 Incentive Stock Plan

The 2008 Incentive Stock Plan has initially reserved 4,500,000 shares of common Stock for issuance. Under the 2008 Incentive Stock Plan, options may be granted which are intended to qualify as Incentive Stock Options under Section 422 of the Internal Revenue Code of 1986 (the "Code") or which are not intended to qualify as Incentive Stock Options thereunder. In addition, direct grants of stock or restricted stock may be awarded.

Purpose. The primary purpose of the 2008 Incentive Stock Plan is to attract and retain the best available personnel in order to promote the success of our business and to facilitate the ownership of our stock by employees and others who provide services to us.

Administration. The 2008 Incentive Stock Plan is administered by our Board of Directors, provided that the Board may delegate such administration to a compensation committee, if one is designated by the Board of Directors..

Eligibility. Under the 2008 Incentive Stock Plan, options may be granted to employees, officers, directors or consultants of the Company, as provided in the 2008 Incentive Stock Plan.

Terms of Options. The term of each option granted under the 2008 Incentive Stock Plan shall be contained in a stock option agreement between the optionee and the Company and such terms shall be determined by the Board of Directors consistent with the provisions of the 2008 Incentive Stock Plan, including the following:

(a) Purchase Price. The purchase price of the common stock subject to each incentive stock option shall not be less than the fair market value (as set forth in the 2008 Incentive Stock Plan);

(b) Vesting. The dates on which each option (or portion thereof) shall be exercisable and the conditions precedent to such exercise, if any, shall be fixed by the Board of Directors, in its discretion, at the time such option is granted.

(c) Expiration. Any Option granted to an employee of the Company shall become exercisable over a period of no longer than ten years.

(d) Transferability. No option shall be transferable, except by will or the laws of descent and distribution, and any option may be exercised during the lifetime of the optionee only by such optionee. No option granted under the 2008 Incentive Stock Plan shall be subject to execution, attachment or other process;

(e) Option Adjustments. In the event of any change in the outstanding stock of the Company by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, or similar event, the Board or the Committee may adjust proportionally (a) the number of shares of common stock (i) reserved under the 2008 Incentive Stock Plan, (ii) available for Incentive Stock Options and Nonstatutory Options and (iii) covered by outstanding stock awards or restricted stock purchase offers; (b) the Stock prices related to outstanding grants; and (c) the appropriate Fair market value and other price determinations for such grants. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board or the Committee shall be authorized to issue or assume stock options, whether or not in a transaction to which Section 424(a) of the Code applies, and other grants by means of substitution of new Grant Agreements for previously issued grants or an assumption of previously issued grants.

(f) <u>Termination, Modification And Amendment</u> . The Board may, insofar as permitted by law, from time to time, suspend or terminate the 2008 Incentive Stock Plan or revise or amend it in any respect whatsoever, except that without the approval of the shareholders of the Company, no such revision or amendment shall (i) increase the number of shares subject to the 2008 Incentive Stock Plan, (ii) decrease the price at which grants may be granted, (iii) materially increase the benefits to Participants, or (iv) change the class of persons eligible to receive grants under the 2008 Incentive Stock Plan; provided, however, no such action shall alter or impair the rights and obligations under any option, or stock award, or restricted stock purchase offer outstanding as of the date thereof without the written consent of the Participant thereunder.

Federal Income Tax Aspects of the 2008 Incentive Stock Plan

THE FOLLOWING IS A BRIEF SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON THE PARTICIPANTS AND THE COMPANY WITH RESPECT TO THE PURCHASE OF SHARES UNDER THE 2008 INCENTIVE STOCK PLAN. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES TO TAXPAYERS WITH SPECIAL TAX STATUS. IN ADDITION, THIS SUMMARY DOES NOT DISCUSS THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE, AND DOES NOT DISCUSS ESTATE, GIFT OR OTHER TAX CONSEQUENCES OTHER THAN INCOME TAX CONSEQUENCES. THE COMPANY ADVISES EACH PARTICIPANT TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE 2008 INCENTIVE STOCK PLAN AND FOR REFERENCE TO APPLICABLE PROVISIONS OF THE CODE.

The 2008 Incentive Stock Plan and the right of participants to make purchases thereunder are intended to qualify under the provisions of Sections 421, 422 and 423 of the Code. Under these provisions, no income will be recognized by a participant prior to disposition of shares acquired under the 2008 Incentive Stock Plan.

If the shares are sold or otherwise disposed of (including by way of gift) more than two years after the first day of the offering period during which shares were purchased (the "Offering Date"), a participant will recognize as ordinary income at the time of such disposition the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price of the shares or (b) 15% of the fair market value of the shares on the first day of the offering period. Any further gain or loss upon such disposition will be treated as long-term capital gain or loss. If the shares are sold for a sale price less than the purchase price, there is no ordinary income and the participant has a capital loss for the difference.

If the shares are sold or otherwise disposed of (including by way of gift) before the expiration of the two-year holding period described above, the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income to the participant. This excess will constitute ordinary income in the year of sale or other disposition even if no gain is realized on the sale or a gift of the shares is made. The balance of any gain or loss will be treated as capital gain or loss and will be treated as long-term capital gain or loss if the shares have been held more than one year.

In the case of a participant who is subject to Section 16(b) of the Exchange Act, the purchase date for purposes of calculating such participant's compensation income and beginning of the capital gain holding period may be deferred for up to six months under certain circumstances. Such individuals should consult with their personal tax advisors prior to buying or selling shares under the 2008 Incentive Stock Plan.

The ordinary income reported under the rules described above, added to the actual purchase price of the shares, determine the tax basis of the shares for the purpose of determining capital gain or loss on a sale or exchange of the shares.

The Company is entitled to a deduction for amounts taxed as ordinary income to a participant only to the extent that ordinary income must be reported upon disposition of shares by the participant before the expiration of the two-year holding period described above.

Restrictions on Resale

Certain officers and directors of the Company may be deemed to be "affiliates" of the Company as that term is defined under the Securities Act. The Common Stock acquired under the 2008 Incentive Stock Plan by an affiliate may be reoffered or resold only pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act or another exemption from the registration requirements of the Securities Act.

Grants under the 2008 Incentive Stock Plan

To date the Company has not issued any shares of the Company's common stock or granted options to purchase shares of the Company's common stock under the 2008 Incentive Stock Plan.

ACTION 3
ELECTION OF DIRECTORS

The Company proposes to elect the following two persons as directors, both of whom are currently members of the Board of Directors, to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified.

Name	Age	Position	Director Since
Edward Munden	57	Director and Chairman of the Board	October 2003
David Morris	39	Director, President and Chief Executive Officer	August 2007

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names and ages of our Board of Directors and our executive officers and the positions held by each as of November 25, 2008. There are no family relationships among our Directors and Executive Officers.

Name	Age	Position
Edward Munden	57	Director and Chairman of the Board
David Morris	39	Director, President and Chief Executive Officer
Larry Bruce	50	Chief Financial Officer, Secretary and Treasurer

Edward Munden

Edward Munden was appointed Director, Chairman, President and Chief Executive Officer in October 2003. Mr. Munden resigned as President and Chief Executive Officer in July 2007. He is a Director of Capital House Corporation ("Capital House"), which he co-founded in February 1989. In 1994, Mr. Munden co-founded DevX Energy, Inc. ("DevX") as a Dallas based independent NASDAQ-traded public energy company engaged in the exploration, development and acquisition of oil and natural gas properties. Mr. Munden held senior level positions with DevX including Director, Chairman, President and CEO until August 2001. Prior to his involvement with the Company, Capital House and DevX, Mr. Munden held positions in the mining industry with Eldorado Nuclear Limited from 1980 to 1989, the manufacturing industry with Proctor and Gamble Company of Canada from 1978 to 1980, and the oil and natural gas industry with Union Oil of Canada Limited from 1974 to 1976. Mr. Munden is also a director of two mineral exploration companies; Mustang Minerals Corporation whose shares are traded on the TSX Venture Exchange in Canada and Aquila Resources Inc. (formerly known as JML Resources Limited) whose shares are traded on the TSX in Canada. Mr. Munden is a professional engineer and holds a Bachelor of Science degree in Engineering and a Masters of Business Administration from Queens University in Kingston, Canada.

David Morris

David Morris was appointed our President and Chief Executive Officer in July 2007. In his 15 year investment banking and fund management career, Mr. Morris has actively invested in numerous early stage technology companies. In addition, he has had executive responsibility for sales in several companies. From 2004 to present, he served as CEO and founder of Aodmorris & Associates Consulting, a consulting company for financial services and technology companies. From 2006 through 2007, he was Vice President of the Capital Markets Division of Brandintel, where he was charged with the responsibility of designing and launching new Internet technology and research for hedge fund managers; creating vision, strategy planning and managing sales efforts that lead to increased profitability. From 2002 through 2004, he was the Vice President of Corporate Sales and President of International Affairs for Excambria Corp., an Internet travel technology company. Mr. Morris has also held senior staff positions at Bear-Stearns, Morris Investment Management, Bluestone Merchant Bank and Prudential Services.

Larry Bruce

With the exception of the period from September 30, 2005 to February 3, 2006, Mr. Bruce has been with Blink Logic since 2000. Prior to joining Blink Logic, Mr. Bruce was Vice President Finance for Tartan Land Corporation and Tartan Homes from 1990 to 2000. He was Controller for Tartan Group from 1989 to 1990. Mr. Bruce was also a manager in the Entrepreneurial Services Group of Ernst & Young from 1988 to 1989 and had various staff positions with

Ernst & Young in both the Ottawa and Toronto offices from 1981 to 1984 and 1987 to 1988. Mr. Bruce is a Canadian Chartered Accountant, Canadian Certified Management Accountant and Certified Public Accountant (Illinois) and holds a B.B.A. (Hons.) from Bishop's University.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During the fiscal year ended December 31, 2007, the Board of Directors held no meetings and acted by written consent in lieu of a meeting on 39 occasions. All of the directors attended all of the meetings of the Board of Directors.

The Board of Directors does not have a standing audit, compensation, or nominating committee.

The Company considers the independence of directors in accordance with Rule 4200(a)(15) of Nasdaq's listing standards. Under such standard, Edward Munden is independent and David Morris is not independent due to his position as an executive officer of the Company.

Audit Committee

The Company does not maintain a standing Audit Committee. An audit committee typically reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. All members of the Board of Directors act in the capacity of and perform the duties of an audit committee. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, the Company will be required to establish an audit committee.

The Company does not have an audit committee financial expert. The Company and its Board of Directors have experienced difficulties in identifying a suitable candidate to serve as its audit committee financial expert because of the size of the Company, the perceived additional liability to the public by prospective candidates and the excessive additional costs associated with the selection of a candidate, including director fees for the audit committee financial expert and director liability insurance.

Nominating Committee

The Company does not maintain a standing Nominating Committee and does not have a Nominating Committee charter. Due to the Company's capital restraints and the size of its current Board of Directors, creating, constituting and administering such a committee would be excessively burdensome and costly. As such, members of the Board of Directors generally participate in the director nomination process.

The Board of Directors will consider qualified nominees recommended by shareholders. Shareholders desiring to make such recommendations should submit such recommendations to Blink Logic Inc., 750 Lindaro Street, Suite 350, San Rafael, CA 94901. Attn: David Morris. The Board of Directors will evaluate candidates properly proposed by shareholders in the same manner as all other candidates.

With respect to the nominations process, the Board of Directors does not operate under a written charter, but under resolutions adopted by the Board of Directors. The Board of Directors is responsible for reviewing and interviewing qualified candidates to serve on the Board of Directors, for making recommendations for nominations to fill vacancies on the Board of Directors, and for selecting the nominees for selection by the Company's shareholders at each annual meeting. The Board of Directors has not established specific minimum age, education, experience or skill requirements for potential directors. The Board of Directors takes into account all factors they consider appropriate in fulfilling their responsibilities to identify and recommend individuals as director nominees. Those factors may include, without limitation, the following:

- an individual's business or professional experience, accomplishments, education, judgment, understanding of the business and the industry in which the Company operates, specific skills and talents, independence, time commitments, reputation, general business acumen and personal and professional integrity or character;

- the size and composition of the Board of Directors and the interaction of its members, in each case with respect to the needs of the Company and its shareholders; and
- regarding any individual who has served as a director of the Company, his or her past preparation for, attendance at, and participation in meetings and other activities of the Board of Directors or its committees and his or her overall contributions to the Board of Directors and the Company.

The Board of Directors may use multiple sources for identifying and evaluating nominees for directors, including referrals from the Company's current directors and management as well as input from third parties, including executive search firms retained by the Board of Directors. The Board of Directors will obtain background information about candidates, which may include information from directors' and officers' questionnaires and background and reference checks, and will then interview qualified candidates. The Board of Directors will then determine, based on the background information and the information obtained in the interviews, whether to recommend that a candidate be nominated to the Board of Directors.

Compensation Committee

The Company does not maintain a standing Compensation Committee. The independent member of our Board of Directors made all material decisions regarding compensation for our President and CEO during the year ended December 31, 2007.

EXECUTIVE COMPANSATION

The following table sets forth information concerning the annual and long-term compensation of our Chief Executive Officer and the other named executive officers, for services as executive officers for the last three fiscal years.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Morris, David Director, President and Chief Executive Officer (1)	2007	$93,750	$50,000	$65,000	$337,364	0	0	0	$546,114
Munden, Edward Director, Chairman, President and Chief Executive Officer (2)	2007	$37,270	0	0	$73,489	0	0	$21,533	$132,292
	2006	$79,474	0	0	$59,007	0	0	0	$138,481
	2005	$74,333	0	0	0	0	0	0	$ 74,333
Bruce, Larry Chief Financial Officer, Secretary and Treasurer (3)	2007	$104,637	$50,927	0	$100,281	0	0	$21,533	$277,378

(1) Mr. Morris was appointed President and Chief Executive Officer on July 25, 2007. He was appointed a Director on August 24, 2007. Cash compensation in 2007 was $143,750. The balance of compensation of $402,364 includes the estimated fair value of stock grants and grants of stock options and warrants during 2007.

(2) Mr. Munden voluntarily resigned as President and Chief Executive Officer on July 25, 2007. Cash compensation in 2007 was $58,803 which included $21,533 for settlement of unpaid compensation for services provided to the Company in 2007 and prior years. The balance of compensation of $73,489 includes the estimated fair value of warrants issued to a corporation controlled by Mr. Munden in 2007. The estimated fair value includes $28,355 for a warrant issued for settlement of unpaid compensation for services provided to the Company in 2007 and prior years and $18,554 received for services as a Director of the Company.

(3) Cash compensation in 2007 was $177,097 which included $21,533 for settlement of unpaid compensation for services provided to the Company prior to 2007 and a bonus which included compensation for services provided to the Company in 2007 and prior years. The balance of compensation of $100,281 includes the estimated fair value of warrants issued to Mr. Bruce in 2007. The estimated fair value includes $28,355 for a warrant issued for settlement of unpaid compensation for services provided to the Company in 2007 and prior years.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Option	Option Exercise Price ($)	Option Expiration Date
Morris, David	214,286		0		0	$0.70	June 28, 2011
	107,143		0		0	$1.40	October 31, 2011
	142,858		0		0	$1.40	July 25, 2011
	142,859		0		0	$0.70	December 31, 2010
	100,000	(1)	185,715	(1)	0	$2.10	September 30, 2011
Munden, Edward (2)	42,858		0		0	$1.05	September 10, 2011
	71,429		0		0	$3.57	September 10, 2011
	35,715		0		0	$1.75	September 10, 2011
	14,286		0		0	$2.10	September 30, 2011
Bruce, Larry	17,143	(3)	0		0	$1.05	August 13, 2008
	12,143		0		0	$1.75	January 31, 2011
	0		12,143	(4)	0	$1.75	January 31, 2012
	0		11,429	(5)	0	$1.75	January 31, 2013
	100,000	(1)	185,715	(1)	0	$2.10	September 30, 2011
	42,858		0		0	$1.05	September 10, 2011

(1) 100,000 vested on December 31, 2007, 92,858 vested on June 30, 2008 and 92,857 vest on December 31, 2008.

(2) Held by a corporation controlled by Mr. Munden.

(3) On August 14, 2008, 17,143 stock options were granted with an exercise price of C$1.05 and expiry date of July 31, 2013.

(4) Vested on January 31, 2008.

(5) Vest on January 31, 2009.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Munden, Edward (1)	$15,000	0	$18,554	0	0	0	$33,554
Carter, Don (2)	0	0	0	0	0	0	0
Harper, Craig (3)	0	0	0	0	0	0	0
Morris, David (4)	0	0	0	0	0	0	0

(1) A corporation controlled by Mr. Munden was paid $15,000 for services of Mr. Munden as a Director for the period from October 1, 2007 to December 31, 2007. In addition, this corporation was granted a fully vested warrant on October 4, 2007 to purchase 14,286 of common stock at $2.10 per share. The warrant expires on September 30, 2011.

(2) Resigned as a Director on October 4, 2007. On his resignation, Mr. Carter forfeited 7,143 stock options to purchase 7,143 shares of our common stock at $1.75 per share. These options were granted during 2006. Mr. Carter was not compensated for his services as a Director in 2007.

(3) Appointed as a Director on October 5, 2007 and resigned as a Director on November 12, 2007. Mr. Harper was not compensated for his services as a Director in 2007.

(4) Appointed as a Director on August 24, 2007. Mr. Morris was compensated for his services as President and Chief Executive Officer in 2007 and not separately compensated for his services as a Director in 2007.

Effective October 1, 2007, Directors who are not officers of the Company are compensated for acting in their capacity as directors as follows:

- $40,000 per annum payable $10,000 on the 1st day of each calendar quarter for services as Chairman of the Board
- $20,000 per annum payable $5,000 on the 1st day of each calendar quarter for services as a Director
- ·For each year of service as a Director, a warrant to purchase 14,286 shares of common stock for four years at a price to be determined on the date of grant for each year of service as a Director
- In addition, Directors are reimbursed for their accountable expenses incurred in attending meetings and conducting their duties.

Employment Agreements

There is currently a consulting agreement in place with David Morris. There is no employment agreement between us and our Chief Financial Officer.

Employee Benefit Plans

The Company currently has an employee benefit plan for employees in the U.S. and Canada covering health, dental, vision care, life insurance and long-term disability.

COMMUNICATING WITH OUR DIRECTORS

Any shareholder wishing to send written communications to the Company's Board of Directors may do so by sending them in care of the Corporate Secretary, at the Company's principal executive offices. All such communications will be forwarded to the intended recipients.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-K and 10-Q with the Securities and Exchange Commission. Reports and other information filed by us can be inspected and copied at the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval System.

FINANCIAL STATEMENTS

A copy of our Form 10-KSB for the year ended December 31, 2007, without exhibits is being mailed with this information statement. Stockholders are referred to the report for financial and other information about us.

We are mailing this Information Statement to shareholders of record as of *, 2008. We will provide a copy of additional copies of the documents set forth above, excluding exhibits, at no charge upon request by writing to Mr. Larry Bruce, Chief Financial Officer, Blink Logic Inc. 750 Lindaro Street, Suite 350, San Rafael, CA 94901. Exhibits will be furnished upon request and upon payment of a handling charge of $.25 per page, which represents our reasonable cost of furnishing such exhibits.

By Order of the Board of Directors,

San Rafael, California
*, 2008

/s/ Edward Munden
Director, Chairman

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 After Issuance of Stock)

1.   Name of Corporation:

     Blink Logic Inc.

2.   The articles have been amended as follows: (provide article numbers, if available)

     Article IV is hereby deleted in its entirety and replaced with the following:

     The total number of shares of Common Stock that the corporation will have the authority to issue is five hundred million (500,000,000). The shares shall have par value of $.001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

     The total number of shares of Preferred Stock that the corporation will have the authority to issue is ten million (10,000,000) shares. The Preferred Stock will have no stated value and par value of $.001 per share. The Preferred Stock shall be entitled to preference over the Common Stock with respect to the distribution of assets of the corporation in the event of liquidation, dissolution, or winding-up of the corporation, whether voluntary or involuntary, or in the event of any other dissolution of assets of the corporation among its stockholders for the purposes of winding-up its affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series form time to time by one or more resolutions adopted y the Board of Directors. The Directors is their sole discretion shall have the power to determine the relative powers, preferences and rights of each series of Preferred Stock.

3.   The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

     The amendment has been approved by stockholders holding an aggregate of 50.9% of the corporation's Common Stock.

4.   Effective date of filing: (optional)

     December __, 2008

5.   Signature: (required)

X_____
Signature of Officer

BLINK LOGIC 2008 INCENTIVE STOCK PLAN
_____

      This **BLINK LOGIC 2008 Incentive Stock Plan** (the "**Plan**") is designed to retain directors, executives and selected employees and consultants and reward them for making major contributions to the success of the Company. These objectives are accomplished by making long-term incentive awards under the Plan thereby providing Participants with a proprietary interest in the growth and performance of the Company.

1.   Definitions.

   (a) "**Board**" - The Board of Directors of the Company.

   (b) "**Code**" - The Internal Revenue Code of 1986, as amended from time to time.

   (c) "**Committee**" - The Compensation Committee of the Company's Board, or such other committee of the Board that is designated by the Board to administer the Plan, composed of not less than two members of the Board all of whom are disinterested persons, as contemplated by Rule 16b-3 ("**Rule 16b-3**") promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

   (d) "**Company**" – Blink Logic Inc. and its subsidiaries including subsidiaries of subsidiaries.

   (e) "**Exchange Act**" - The Securities Exchange Act of 1934, as amended from time to time.

   (f) "**Fair Market Value**" - The fair market value of the Company's issued and outstanding Stock as determined in good faith by the Board or Committee.

   (g) "**Grant**" - The grant of any form of stock option, stock award, or stock purchase offer, whether granted singly, in combination or in tandem, to a Participant pursuant to such terms, conditions and limitations as the Committee may establish in order to fulfill the objectives of the Plan.

   (h) "**Grant Agreement**" - An agreement between the Company and a Participant that sets forth the terms, conditions and limitations applicable to a Grant.

   (i) "**Option**" - Either an Incentive Stock Option, in accordance with Section 422 of Code, or a Nonstatutory Option, to purchase the Company's Stock that may be awarded to a Participant under the Plan. A Participant who receives an award of an Option shall be referred to as an "**Optionee**."

   (j) "**Participant**" - A director, officer, employee or consultant of the Company to whom an Award has been made under the Plan.

   (k) "**Restricted Stock Purchase Offer**" - A Grant of the right to purchase a specified number of shares of Stock pursuant to a written agreement issued under the Plan.

   (l) "**Securities Act**" - The Securities Act of 1933, as amended from time to time.

(m) "**Stock**" - Authorized and issued or unissued shares of common stock of the Company.

(n) "**Stock Award**" - A Grant made under the Plan in stock or denominated in units of stock for which the Participant is not obligated to pay additional consideration.

2. Administration. The Plan shall be administered by the Board, provided however, that the Board may delegate such administration to the Committee. Subject to the provisions of the Plan, the Board and/or the Committee shall have authority to (a) grant, in its discretion, Incentive Stock Options in accordance with Section 422 of the Code, or Nonstatutory Options, Stock Awards or Restricted Stock Purchase Offers; (b) determine in good faith the fair market value of the Stock covered by any Grant; (c) determine which eligible persons shall receive Grants and the number of shares, restrictions, terms and conditions to be included in such Grants; (d) construe and interpret the Plan; (e) promulgate, amend and rescind rules and regulations relating to its administration, and correct defects, omissions and inconsistencies in the Plan or any Grant; (f) consistent with the Plan and with the consent of the Participant, as appropriate, amend any outstanding Grant or amend the exercise date or dates thereof; (g) determine the duration and purpose of leaves of absence which may be granted to Participants without constituting termination of their employment for the purpose of the Plan or any Grant; and (h) make all other determinations necessary or advisable for the Plan's administration. The interpretation and construction by the Board of any provisions of the Plan or selection of Participants shall be conclusive and final. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Grant made thereunder.

3. Eligibility.

(a) <u>General:</u> The persons who shall be eligible to receive Grants shall be directors, officers, employees or consultants to the Company. The term consultant shall mean any person, other than an employee, who is engaged by the Company to render services and is compensated for such services. An Optionee may hold more than one Option. Any issuance of a Grant to an officer or director of the Company subsequent to the first registration of any of the securities of the Company under the Exchange Act shall comply with the requirements of Rule 16b-3.

(b) <u>Incentive Stock Options:</u> Incentive Stock Options may only be issued to employees of the Company. Incentive Stock Options may be granted to officers or directors, provided they are also employees of the Company. Payment of a director's fee shall not be sufficient to constitute employment by the Company.

      The Company shall not grant an Incentive Stock Option under the Plan to any employee if such Grant would result in such employee holding the right to exercise for the first time in any one calendar year, under all Incentive Stock Options granted under the Plan or any other plan maintained by the Company, with respect to shares of Stock having an aggregate fair market value, determined as of the date of the Option is granted, in excess of $100,000. Should it be determined that an Incentive Stock Option granted under the Plan exceeds such maximum for any reason other than a failure in good faith to value the Stock subject to such option, the excess portion of such option shall be considered a Nonstatutory Option. To the extent the employee holds two (2) or more such Options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such Option as Incentive Stock Options under the Federal tax laws shall be applied on the basis of the order in which such Options are granted. If, for any reason, an entire Option does not qualify as an Incentive Stock Option by reason of exceeding such maximum, such Option shall be considered a Nonstatutory Option.

(c) <u>Nonstatutory Option:</u> The provisions of the foregoing Section 3(b) shall not apply to any Option designated as a "**Nonstatutory Option**" or which sets forth the intention of the parties that the Option be a Nonstatutory Option.

(d) <u>Stock Awards and Restricted Stock Purchase Offers:</u> The provisions of this Section 3 shall not apply to any Stock Award or Restricted Stock Purchase Offer under the Plan.

4. Stock.

(a) <u>Authorized Stock:</u> Stock subject to Grants may be either unissued or reacquired Stock.

(b) <u>Number of Shares:</u> Subject to adjustment as provided in Section 5(i) of the Plan, the total number of shares of Stock which may be purchased or granted directly by Options, Stock Awards or Restricted Stock Purchase Offers, or purchased indirectly through exercise of Options granted under the Plan shall not exceed Four Million Five Hundred Thousand (4,500,000) shares. If any Grant shall for any reason terminate or expire, any shares allocated thereto but remaining unpurchased upon such expiration or termination shall again be available for Grants with respect thereto under the Plan as though no Grant had previously occurred with respect to such shares. Any shares of Stock issued pursuant to a Grant and repurchased pursuant to the terms thereof shall be available for future Grants as though not previously covered by a Grant.

(c) <u>Reservation of Shares:</u> The Company shall reserve and keep available at all times during the term of the Plan such number of shares as shall be sufficient to satisfy the requirements of the Plan. If, after reasonable efforts, which efforts shall not include the registration of the Plan or Grants under the Securities Act, the Company is unable to obtain authority from any applicable regulatory body, which authorization is deemed necessary by legal counsel for the Company for the lawful issuance of shares hereunder, the Company shall be relieved of any liability with respect to its failure to issue and sell the shares for which such requisite authority was so deemed necessary unless and until such authority is obtained.

(d) <u>Application of Funds:</u> The proceeds received by the Company from the sale of Stock pursuant to the exercise of Options or rights under Stock Purchase Agreements will be used for general corporate purposes.

(e) <u>No Obligation to Exercise:</u> The issuance of a Grant shall impose no obligation upon the Participant to exercise any rights under such Grant.

5. Terms and Conditions of Options. Options granted hereunder shall be evidenced by agreements between the Company and the respective Optionees, in such form and substance as the Board or Committee shall from time to time approve. The form of Incentive Stock Option Agreement attached hereto as <u>Exhibit A</u> and the three forms of a Nonstatutory Stock Option Agreement for employees, for directors and for consultants, attached hereto as <u>Exhibit B-1,</u> <u>Exhibit B-2</u> and <u>Exhibit B-3,</u> respectively, shall be deemed to be approved by the Board. Option agreements need not be identical, and in each case may include such provisions as the Board or Committee may determine, but all such agreements shall be subject to and limited by the following terms and conditions:

(a) <u>Number of Shares:</u> Each Option shall state the number of shares to which it pertains.

(b) <u>Exercise Price:</u> Each Option shall state the exercise price.

(c) <u>Medium and Time of Payment:</u> The exercise price shall become immediately due upon exercise of the Option and shall be paid in cash or check made payable to the Company. Should the Company's outstanding Stock be registered under Section 12(g) of the Exchange Act at the time the Option is exercised, then the exercise price may also be paid as follows:

(i)   in shares of Stock held by the Optionee for the requisite period necessary to avoid a charge to the Company's earnings for financial reporting purposes and valued at Fair Market Value on the exercise date, or

(ii)   through a special sale and remittance procedure pursuant to which the Optionee shall concurrently provide irrevocable written instructions (a) to a Company designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Company by reason of such purchase and (b) to the Company to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale transaction.

At the discretion of the Board, exercisable either at the time of Option grant or of Option exercise, the exercise price may also be paid (i) by Optionee's delivery of a promissory note in form and substance satisfactory to the Company and permissible under applicable securities rules and bearing interest at a rate determined by the Board in its sole discretion, but in no event less than the minimum rate of interest required to avoid the imputation of compensation income to the Optionee under the Federal tax laws, or (ii) in such other form of consideration permitted by the State of Nevada corporations law as may be acceptable to the Board.

(d) Term and Exercise of Options: Any Option granted to an employee of the Company shall become exercisable over a period of no longer than ten (10) years. No Option shall be exercisable, in whole or in part, prior to one (1) year from the date it is granted unless the Board shall specifically determine otherwise, as provided herein. In no event shall any Option be exercisable after the expiration of ten (10) years from the date it is granted. Unless otherwise specified by the Board or the Committee in the resolution authorizing such Option, the date of grant of an Option shall be deemed to be the date upon which the Board or the Committee authorizes the granting of such Option.

Each Option shall be exercisable to the nearest whole share, in installments or otherwise, as the respective Option agreements may provide. During the lifetime of an Optionee, the Option shall be exercisable only by the Optionee and shall not be assignable or transferable by the Optionee, and no other person shall acquire any rights therein. To the extent not exercised, installments (if more than one) shall accumulate, but shall be exercisable, in whole or in part, only during the period for exercise as stated in the Option agreement, whether or not other installments are then exercisable.

(e) Termination of Status as Employee, Consultant or Director: If Optionee's status as an employee shall terminate for any reason other than Optionee's disability or death, then Optionee (or if the Optionee shall die after such termination, but prior to exercise, Optionee's personal representative or the person entitled to succeed to the Option) shall have the right to exercise the portions of any of Optionee's Incentive Stock Options which were exercisable as of the date of such termination, in whole or in part, not less than 30 days nor more than three (3) months after such termination (or, in the event of "*termination for good cause*" as that term is defined in Nevada case law related thereto, or by the terms of the Plan or the Option Agreement or an employment agreement, the Option shall automatically terminate as of the termination of employment as to all shares covered by the Option).

With respect to Nonstatutory Options granted to employees, directors or consultants, the Board may specify such period for exercise, not less than 30 days (except that in the case of "*termination for cause*" or removal of a director, the Option shall automatically terminate as of the termination of employment or services as to shares covered by the Option, following termination of employment or services as the Board deems reasonable and appropriate. The Option may be exercised only with respect to installments that the Optionee could have exercised at the date of termination of employment or services. Nothing contained herein or in any Option granted pursuant hereto shall be construed to affect or restrict in any way the right of the Company to terminate the employment or services of an Optionee with or without cause.

(f) Disability of Optionee: If an Optionee is disabled (within the meaning of Section 22(e)(3) of the Code) at the time of termination, the three (3) month period set forth in Section 5(e) shall be a period, as determined by the Board and set forth in the Option, of not less than six months nor more than one year after such termination.

(g) Death of Optionee: If an Optionee dies while employed by, engaged as a consultant to, or serving as a Director of the Company, the portion of such Optionee's Option which was exercisable at the date of death may be exercised, in whole or in part, by the estate of the decedent or by a person succeeding to the right to exercise such Option at any time within (i) a period, as determined by the Board and set forth in the Option, of not less than six (6) months nor more than one (1) year after Optionee's death, which period shall not be more, in the case of a Nonstatutory Option, than the period for exercise following termination of employment or services, or (ii) during the remaining term of the Option, whichever is the lesser. The Option may be so exercised only with respect to installments exercisable at the time of Optionee's death and not previously exercised by the Optionee.

(h) Nontransferability of Option: No Option shall be transferable by the Optionee, except by will or by the laws of descent and distribution.

(i) Recapitalization: Subject to any required action of shareholders, the number of shares of Stock covered by each outstanding Option, and the exercise price per share thereof set forth in each such Option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Stock of the Company resulting from a stock split, stock dividend, combination, subdivision or reclassification of shares, or the payment of a stock dividend, or any other increase or decrease in the number of such shares affected without receipt of consideration by the Company; provided, however, the conversion of any convertible securities of the Company shall not be deemed to have been "*effected without receipt of consideration*" by the Company.

In the event of a proposed dissolution or liquidation of the Company, a merger or consolidation in which the Company is not the surviving entity, or a sale of all or substantially all of the assets or capital stock of the Company (collectively, a "**Reorganization**"), unless otherwise provided by the Board, this Option shall terminate immediately prior to such date as is determined by the Board, which date shall be no later than the consummation of such Reorganization. In such event, if the entity which shall be the surviving entity does not tender to Optionee an offer, for which it has no obligation to do so, to substitute for any unexercised Option a stock option or capital stock of such surviving of such surviving entity, as applicable, which on an equitable basis shall provide the Optionee with substantially the same economic benefit as such unexercised Option, then the Board may grant to such Optionee, in its sole and absolute discretion and without obligation, the right for a period commencing thirty (30) days prior to and ending immediately prior to the date determined by the Board pursuant hereto for termination of the Option or during the remaining term of the Option, whichever is the lesser, to exercise any unexpired Option or Options without regard to the installment provisions of Paragraph 6(d) of the Plan; provided, that any such right granted shall be granted to all Optionees not receiving an offer to receive substitute options on a consistent basis, and provided further, that any such exercise shall be subject to the consummation of such Reorganization.

Subject to any required action of shareholders, if the Company shall be the surviving entity in any merger or consolidation, each outstanding Option thereafter shall pertain to and apply to the securities to which a holder of shares of Stock equal to the shares subject to the Option would have been entitled by reason of such merger or consolidation.

In the event of a change in the Stock of the Company as presently constituted, which is limited to a change of all of its authorized shares without par value into the same number of shares with a par value, the shares resulting from any such change shall be deemed to be the Stock within the meaning of the Plan.

To the extent that the foregoing adjustments relate to stock or securities of the Company, such adjustments shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided in this Section 5(i), the Optionee shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class, and the number or price of shares of Stock subject to any Option shall not be affected by, and no adjustment shall be made by reason of, any dissolution, liquidation, merger, consolidation or sale of assets or capital stock, or any issue by the Company of shares of stock of any class or securities convertible into shares of stock of any class.

The Grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Company to make any adjustments, reclassifications, reorganizations or changes in its capital or business structure or to merge, consolidate, dissolve, or liquidate or to sell or transfer all or any part of its business or assets.

(j) Rights as a Shareholder: An Optionee shall have no rights as a shareholder with respect to any shares covered by an Option until the effective date of the issuance of the shares following exercise of such Option by Optionee. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as expressly provided in Section 5(i) hereof.

(k) Modification, Acceleration, Extension, and Renewal of Options: Subject to the terms and conditions and within the limitations of the Plan, the Board may modify an Option, or, once an Option is exercisable, accelerate the rate at which it may be exercised, and may extend or renew outstanding Options granted under the Plan or accept the surrender of outstanding Options (to the extent not theretofore exercised) and authorize the granting of new Options in substitution for such Options, provided such action is permissible under Section 422 of the Code and applicable state securities rules. Notwithstanding the provisions of this Section 5(k), however, no modification of an Option shall, without the consent of the Optionee, alter to the Optionee's detriment or impair any rights or obligations under any Option theretofore granted under the Plan.

(l) Exercise Before Exercise Date: At the discretion of the Board, the Option may, but need not, include a provision whereby the Optionee may elect to exercise all or any portion of the Option prior to the stated exercise date of the Option or any installment thereof. Any shares so purchased prior to the stated exercise date shall be subject to repurchase by the Company upon termination of Optionee's employment as contemplated by Section 5(n) hereof prior to the exercise date stated in the Option and such other restrictions and conditions as the Board or Committee may deem advisable.

(m) Other Provisions: The Option agreements authorized under the Plan shall contain such other provisions, including, without limitation, restrictions upon the exercise of the Options, as the Board or the Committee shall deem advisable. Shares shall not be issued pursuant to the exercise of an Option, if the exercise of such Option or the issuance of shares thereunder would violate, in the opinion of legal counsel for the Company, the provisions of any applicable law or the rules or regulations of any applicable governmental or administrative agency or body, such as the Code, the Securities Act, the Exchange Act, applicable state securities rules, Nevada corporation law, and the rules promulgated under the foregoing or the rules and regulations of any exchange upon which the shares of the Company are listed. Without limiting the generality of the foregoing, the exercise of each Option shall be subject to the condition that if at any time the Company shall determine that (i) the satisfaction of withholding tax or other similar liabilities, or (ii) the listing, registration or qualification of any shares covered by such exercise upon any securities exchange or under any state or federal law, or (iii) the consent or approval of any regulatory body, or (iv) the perfection of any exemption from any such withholding, listing, registration, qualification, consent or approval is necessary or desirable in connection with such exercise or the issuance of shares thereunder, then in any such event, such exercise shall not be effective unless such withholding, listing registration, qualification, consent, approval or exemption shall have been effected, obtained or perfected free of any conditions not acceptable to the Company.

(n) Repurchase Agreement: The Board may, in its discretion, require as a condition to the Grant of an Option hereunder, that an Optionee execute an agreement with the Company, in form and substance satisfactory to the Board in its discretion ("**Repurchase Agreement**"), (i) restricting the Optionee's right to transfer shares purchased under such Option without first offering such shares to the Company or another shareholder of the Company upon the same terms and conditions as provided therein; and (ii) providing that upon termination of Optionee's employment with the Company, for any reason, the Company (or another shareholder of the Company, as provided in the Repurchase Agreement) shall have the right at its discretion (or the discretion of such other shareholders) to purchase and/or redeem all such shares owned by the Optionee on the date of termination of his or her employment at a price equal to: (A) the fair value of such shares as of such date of termination; or (B) if such repurchase right lapses at 20% of the number of shares per year, the original purchase price of such shares, and upon terms of payment permissible under applicable state securities rules; provided that in the case of Options or Stock Awards granted to officers, directors, consultants or affiliates of the Company, such repurchase provisions may be subject to additional or greater restrictions as determined by the Board or Committee.

6.   Stock Awards and Restricted Stock Purchase Offers.

(a) Types of Grants.

(i)   Stock Award. All or part of any Stock Award under the Plan may be subject to conditions established by the Board or the Committee, and set forth in the Stock Award Agreement, which may include, but are not limited to, continuous service with the Company, achievement of specific business objectives, increases in specified indices, attaining growth rates and other comparable measurements of Company performance. Such Awards may be based on Fair Market Value or other specified valuation. All Stock Awards will be made pursuant to the execution of a Stock Award Agreement substantially in the form attached hereto as Exhibit C.

(ii)   Restricted Stock Purchase Offer. A Grant of a Restricted Stock Purchase Offer under the Plan shall be subject to such (i) vesting contingencies related to the Participant's continued association with the Company for a specified time and (ii) other specified conditions as the Board or Committee shall determine, in their sole discretion, consistent with the provisions of the Plan. All Restricted Stock Purchase Offers shall be made pursuant to a Restricted Stock Purchase Offer substantially in the form attached hereto as Exhibit D.

(b) Conditions and Restrictions. Shares of Stock which Participants may receive as a Stock Award under a Stock Award Agreement or Restricted Stock Purchase Offer under a Restricted Stock Purchase Offer may include such restrictions as the Board or Committee, as applicable, shall determine, including restrictions on transfer, repurchase rights, right of first refusal, and forfeiture provisions. When transfer of Stock is so restricted or subject to forfeiture provisions it is referred to as "**Restricted Stock**". Further, with Board or Committee approval, Stock Awards or Restricted Stock Purchase Offers may be deferred, either in the form of installments or a future lump sum distribution. The Board or Committee may permit selected Participants to elect to defer distributions of Stock Awards or Restricted Stock Purchase Offers in accordance with procedures established by the Board or Committee to assure that such deferrals comply with applicable requirements of the Code including, at the choice of Participants, the capability to make further deferrals for distribution after retirement. Any deferred distribution, whether elected by the Participant or specified by the Stock Award Agreement, Restricted Stock Purchase Offers or by the Board or Committee, may require the payment be forfeited in accordance with the provisions of Section 6(c). Dividends or dividend equivalent rights may be extended to and made part of any Stock Award or Restricted Stock Purchase Offers denominated in Stock or units of Stock, subject to such terms, conditions and restrictions as the Board or Committee may establish.

(c) <u>Cancellation and Rescission of Grants.</u> Unless the Stock Award Agreement or Restricted Stock Purchase Offer specifies otherwise, the Board or Committee, as applicable, may cancel any unexpired, unpaid, or deferred Grants at any time if the Participant is not in compliance with all other applicable provisions of the Stock Award Agreement or Restricted Stock Purchase Offer, or the Plan.

(d) <u>Nonassignability.</u>

    (i)   Except pursuant to Section 6(e)(iii) and except as set forth in Section 6(d)(ii), no Grant or any other benefit under the Plan shall be assignable or transferable, or payable to or exercisable by, anyone other than the Participant to whom it was granted.

    (ii)   Where a Participant terminates employment and retains a Grant pursuant to Section 6(e)(ii) in order to assume a position with a governmental, charitable or educational institution, the Board or Committee, in its discretion and to the extent permitted by law, may authorize a third party (including but not limited to the trustee of a "blind" trust), acceptable to the applicable governmental or institutional authorities, the Participant and the Board or Committee, to act on behalf of the Participant with regard to such Awards.

(e) <u>Termination of Employment.</u> If the employment or service to the Company of a Participant terminates, other than pursuant to any of the following provisions under this Section 6(e), all unexercised, deferred and unpaid Stock Awards or Restricted Stock Purchase Offers shall be cancelled immediately, unless the Stock Award Agreement or Restricted Stock Purchase Offer provides otherwise:

    (i)   <u>Retirement Under a Company Retirement Plan.</u> When a Participant's employment terminates as a result of retirement in accordance with the terms of a Company retirement plan, the Board or Committee may permit Stock Awards or Restricted Stock Purchase Offers to continue in effect beyond the date of retirement in accordance with the applicable Grant Agreement and the exercisability and vesting of any such Grants may be accelerated.

    (ii)   <u>Rights in the Best Interests of the Company.</u> When a Participant resigns from the Company and, in the judgment of the Board or Committee, the acceleration and/or continuation of outstanding Stock Awards or Restricted Stock Purchase Offers would be in the best interests of the Company, the Board or Committee may (i) authorize, where appropriate, the acceleration and/or continuation of all or any part of Grants issued prior to such termination and (ii) permit the exercise, vesting and payment of such Grants for such period as may be set forth in the applicable Grant Agreement, subject to earlier cancellation pursuant to Section 9 or at such time as the Board or Committee shall deem the continuation of all or any part of the Participant's Grants are not in the Company's best interest.

    (iii)   <u>Death or Disability of a Participant.</u>

        (1) In the event of a Participant's death, the Participant's estate or beneficiaries shall have a period up to the expiration date specified in the Grant Agreement within which to receive or exercise any outstanding Grant held by the Participant under such terms as may be specified in the applicable Grant Agreement. Rights to any such outstanding Grants shall pass by will or the laws of descent and distribution in the following order: (a) to beneficiaries so designated by the Participant; if none, then (b) to a legal representative of the Participant; if none, then (c) to the persons entitled thereto as determined by a court of competent jurisdiction. Grants so passing shall be made at such times and in such manner as if the Participant were living.

        (2) In the event a Participant is deemed by the Board or Committee to be unable to perform his or her usual duties by reason of mental disorder or medical condition which does not result from facts which would be grounds for termination for cause, Grants and rights to any such Grants may be paid to or exercised by the Participant, if legally competent, or a committee or other legally designated guardian or representative if the

Participant is legally incompetent by virtue of such disability.

(3) After the death or disability of a Participant, the Board or Committee may in its sole discretion at any time (1) terminate restrictions in Grant Agreements; (2) accelerate any or all installments and rights; and (3) instruct the Company to pay the total of any accelerated payments in a lump sum to the Participant, the Participant's estate, beneficiaries or representative; notwithstanding that, in the absence of such termination of restrictions or acceleration of payments, any or all of the payments due under the Grant might ultimately have become payable to other beneficiaries.

(4) In the event of uncertainty as to interpretation of or controversies concerning this Section 6, the determinations of the Board or Committee, as applicable, shall be binding and conclusive.

7. Investment Intent. All Grants under the Plan are intended to be exempt from registration under the Securities Act provided by Rule 701 thereunder. Unless and until the granting of Options or sale and issuance of Stock subject to the Plan are registered under the Securities Act or shall be exempt pursuant to the rules promulgated thereunder, each Grant under the Plan shall provide that the purchases or other acquisitions of Stock thereunder shall be for investment purposes and not with a view to, or for resale in connection with, any distribution thereof. Further, unless the issuance and sale of the Stock have been registered under the Securities Act, each Grant shall provide that no shares shall be purchased upon the exercise of the rights under such Grant unless and until (i) all then applicable requirements of state and federal laws and regulatory agencies shall have been fully complied with to the satisfaction of the Company and its counsel, and (ii) if requested to do so by the Company, the person exercising the rights under the Grant shall (i) give written assurances as to knowledge and experience of such person (or a representative employed by such person) in financial and business matters and the ability of such person (or representative) to evaluate the merits and risks of exercising the Option, and (ii) execute and deliver to the Company a letter of investment intent and/or such other form related to applicable exemptions from registration, all in such form and substance as the Company may require. If shares are issued upon exercise of any rights under a Grant without registration under the Securities Act, subsequent registration of such shares shall relieve the purchaser thereof of any investment restrictions or representations made upon the exercise of such rights.

8. Amendment, Modification, Suspension or Discontinuance of the Plan. The Board may, insofar as permitted by law, from time to time, with respect to any shares at the time not subject to outstanding Grants, suspend or terminate the Plan or revise or amend it in any respect whatsoever, except that without the approval of the shareholders of the Company, no such revision or amendment shall (i) increase the number of shares subject to the Plan, (ii) decrease the price at which Grants may be granted, (iii) materially increase the benefits to Participants, or (iv) change the class of persons eligible to receive Grants under the Plan; provided, however, no such action shall alter or impair the rights and obligations under any Option, or Stock Award, or Restricted Stock Purchase Offer outstanding as of the date thereof without the written consent of the Participant thereunder. No Grant may be issued while the Plan is suspended or after it is terminated, but the rights and obligations under any Grant issued while the Plan is in effect shall not be impaired by suspension or termination of the Plan.

In the event of any change in the outstanding Stock by reason of a stock split, stock dividend, combination or reclassification of shares, recapitalization, merger, or similar event, the Board or the Committee may adjust proportionally (a) the number of shares of Stock (i) reserved under the Plan, (ii) available for Incentive Stock Options and Nonstatutory Options and (iii) covered by outstanding Stock Awards or Restricted Stock Purchase Offers; (b) the Stock prices related to outstanding Grants; and (c) the appropriate Fair Market Value and other price determinations for such Grants. In the event of any other change affecting the Stock or any distribution (other than normal cash dividends) to holders of Stock, such adjustments as may be deemed equitable by the Board or the Committee, including adjustments to avoid fractional shares, shall be made to give proper effect to such event. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board or the Committee shall be authorized to issue or assume stock options, whether or not in a transaction to which Section 424(a) of the Code applies, and other Grants by means of substitution of new Grant Agreements for previously issued Grants or an assumption of previously issued Grants.

9. Tax Withholding. The Company shall have the right to deduct applicable taxes from any Grant payment and withhold, at the time of delivery or exercise of Options, Stock Awards or Restricted Stock Purchase Offers or vesting of shares under such Grants, an appropriate number of shares for payment of taxes required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. If Stock is used to satisfy tax withholding, such stock shall be valued based on the Fair Market Value when the tax withholding is required to be made.

10. Availability of Information. During the term of the Plan and any additional period during which a Grant granted pursuant to the Plan shall be exercisable, the Company shall make available, not later than one hundred and twenty (120) days following the close of each of its fiscal years, such financial and other information regarding the Company as is required by the bylaws of the Company and applicable law to be furnished in an annual report to the shareholders of the Company.

11. Notice. Any written notice to the Company required by any of the provisions of the Plan shall be addressed to the chief personnel officer or to the chief executive officer of the Company, and shall become effective when it is received by the office of the chief personnel officer or the chief executive officer.

12. Indemnification of Board. In addition to such other rights or indemnifications as they may have as directors or otherwise, and to the extent allowed by applicable law, the members of the Board and the Committee may be indemnified by the Company against the reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, action, suit or proceeding, or in connection with any appeal thereof, to which they or any of them may be a party by reason of any action taken, or failure to act, under or in connection with the Plan or any Grant granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such claim, action, suit or proceeding, except in any case in relation to matters as to which it shall be adjudged in such claim, action, suit or proceeding that such Board or Committee member is liable for negligence or misconduct in the performance of his or her duties; provided that within sixty (60) days after institution of any such action, suit or Board proceeding the member involved shall offer the Company, in writing, the opportunity, at its own expense, to handle and defend the same.

13. Governing Law. The Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by the Code or the securities laws of the United States, shall be governed by the law of the State of Nevada and construed accordingly.

14. Effective and Termination Dates. The Plan shall become effective on the date it is approved by the Board. If the Plan is not approved by the holders of a majority of the shares of Stock within one (1) year from the date it is adopted and approved by the Board of Directors of the Company, all stock options granted hereunder shall be deemed non-statutory options. The Plan shall terminate ten years later, subject to earlier termination by the Board pursuant to Section 8.

The foregoing Blink Logic 2008 Incentive Stock Plan (consisting of 14 pages, including this page) was duly adopted and approved by the Board of Directors on November 14, 2008